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                              KENMAR GLOBAL TRUST

                          UNAUDITED ACCOUNT STATEMENT
                        FOR THE MONTH ENDING MAY 31, 2000


                           STATEMENT OF INCOME (LOSS)
                           -------------------------

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                        $6,601.60
Change in Unrealized Gain/(Loss)                                  $881,354.86
Gain/(Loss) on Other Investments                                       $20.03
Brokerage Commission                                             ($193,006.07)
                                                                 ------------
Total Trading Income                                              $694,970.42


EXPENSES
Audit Fees                                                               0.00
Administrative and Legal Fees                                       $9,773.01
Management Fees                                                         $0.00
Incentive Fees                                                     $64,388.00
Other Expenses                                                           0.00
                                                                 ------------
Total Expenses                                                     $74,161.01

Interest Income                                                   $101,924.03

NET INCOME (LOSS) FROM THE PERIOD                                 $722,733.44
                                                                 ============

                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month            $21,055,206.57
Addition                         $236,000.00
Withdrawal                      ($742,299.10)
Net Income/(Loss)                $722,733.44
                              --------------
Month End                     $21,271,640.92

Month End NAV Per Unit                $99.19

Monthly Rate of Return                  3.43%
Year to Date Rate of Return            -0.39%

         To the best of our knowledge and belief, the information above is accurate and complete:
Kenneth A. Shewer, Chairman                           Marc S. Goodman, President

                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust

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ALLOCATION OF
ASSETS TO ADVISORS

              JUN 1      MAY 1
              2000       2000
              -----      -----
Beacon
                4%         5%
Bridgewater
               36%        34%
Grinham
               24%        24%
Sunrise
               16%        17%
Transtrend
               20%        20%

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KENMAR GLOBAL TRUST
MAY 2000 SUMMARY

JUNE 12, 2000


The potential for interest rate increases in the U.S., Europe and elsewhere was the key focus of investors in May, generating considerable volatility in stock bond and currency markets. Despite the volatility, Kenmar Global Trust ("KGT") ended the period up 3.4% benefiting from short-term directional movements in currencies, global interest rates, global stock indices, energies and rubber. Positions in grains, metals, tropicals and metals were unprofitable. The Net Asset Value per Unit of KGT was $99.19 as of May 31, 2000.

We continue to be pleased with the performance of the newly restructured KGT portfolio, which is demonstrating an ability to capture profit potential in short-term as well as long-term trend movements. This is an important capability in today's increasingly volatile markets.

MARKET OVERVIEW

As expected, the U.S. Federal Reserve raised interest rates by half a percentage point to 6.5%, the highest rate since 1991 and the first time that rates have been raised by more than a quarter point since 1995. The Fed also signaled that it was by no means finished raising rates as, thus far, America's overheated economy had shown few signs of cooling off. By month's end, however, new data was challenging that outlook. The euro strengthened against the U.S. dollar on the prospect that America was, indeed, vulnerable to a slowdown. Economic recovery in the euro-zone was gathering pace and, some investors reasoned the Euro and European markets in general would benefit from any slump in U.S. markets. Others worried that a slowdown in U.S. economic growth would weigh on global growth, including in Asia and, more specifically, Japan as progress there remained a conundrum. These doubts about the nation's economic recovery were reflected in the performance of the Nikkei as it fell for much of the month. Meanwhile, traditional commodity markets kept investors on edge. Prices in the soybean complex collapsed to their lowest levels in months as fears of a drought in the U.S. Midwest were eased by rainfall. Prices of crude oil and gasoline rose again on increasing demand. In the metals, gold fell to a seven-month low and nickel slipped, dragging all base metals lower.






        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

KENMAR GLOBAL TRUST
MAY 2000 SUMMARY


FUND PERFORMANCE

KGT's largest gains were recorded in currency markets, particularly in the euro, which reversed its downward course against the U.S. dollar at mid-month. The euro climbed 3.9% against the dollar, reflecting investor optimism that the European Central Bank will intervene to stem the euro's recent slide in world markets. Also supporting the currency was growing evidence of a slowdown in the American economy compared with strong growth in the euro-zone. Gains were recorded in the British pound, which fell to a six-year low against the U.S. dollar. KGT was profitable in all interest rate sectors, with no out-size gains in any market traded. Positions in European and U.S. stock indices also resulted in profits; in Asian markets, gains in the Nikkei were offset by declines in the Hang Seng and Australian All Ordinaire indices. Outside of the financial markets, KGT benefited from a sharp rise in natural gas prices, which increased 39% for the month. Positions in grains posed the greatest challenge for KGT as markets seesawed back and forth reflecting changing weather forecasts for key growing regions.

Attached, please find an Amendment, effective June 1, 2000, to the Kenmar Global Trust Disclosure Document.

To the best of my knowledge and belief, the above information is accurate and complete.



Sincerely,

/s/ ESTHER ECKERLING GOODMAN

Esther Eckerling Goodman
Chief Operating Officer and Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust












        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS